SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 11-K


  X ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the plan fiscal year ended July 31, 1998.

           TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the period _____________ to _____________.

                       Commission File No. 1-11555

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           HOMELAND STORES, INC.
                        EMPLOYEE STOCK BONUS PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HOMELAND HOLDING CORPORATION
                   2601 Northwest Expressway, Suite 1100E
                          Oklahoma City, OK 73112

    1. Financial Statements. The financial statements and related information filed as part of this Report are set forth after the signature page hereof.


    2.     Exhibit.  The following exhibit is filed as part of this Report:

           Exhibit No.        Description
           -----------        -----------

              23.1            Consent of PricewaterhouseCoopers LLP



                             SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Homeland Stores, Inc. Employee Stock Bonus Plan Committee has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                   HOMELAND STORES, INC. EMPLOYEE STOCK
                                   BONUS PLAN COMMITTEE

                                   By:   /s/   Wayne S. Peterson
                                         Wayne S. Peterson
                                         Member of the Committee



Date:   May 18, 1999




                           HOMELAND STORES, INC.
                         EMPLOYEE STOCK BONUS PLAN

                           FINANCIAL STATEMENTS
                  WITH REPORT OF INDEPENDENT ACCOUNTANTS
                FOR THE YEARS ENDED JULY 31, 1998 AND 1997

             HOMELAND STORES, INC. EMPLOYEE STOCK BONUS PLAN
                                 Index



                                                                       Page

Report of Independent Accountants                                        1

Financial Statements:
     Statements of Net Assets Available for Plan Benefits
     as of July 31, 1998 and 1997                                        2
     Statements of Changes in Net Assets Available for Plan
     Benefits for the Years Ended July 31, 1998 and 1997                 3

Notes to Financial Statements                                            4
Supplemental Schedules:

     Schedule I:
     Item 27a - Schedule of Assets Held for Investment
     Purposes at July 31, 1998                                           8
     Schedule II:
     Item 27d - Schedule of Reportable Transactions for the
     Year Ended July 31, 1998                                            9


Report of Independent Accountants

To the Homeland Stores, Inc.
Employee Stock Bonus Plan Committee:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Homeland Stores, Inc. Employee Stock Bonus Plan (the "Plan") at July 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PRICEWATERHOUSECOOPERS LLP
April 9, 1999



              Homeland Stores, Inc. Employee Stock Bonus Plan
           Statements of Net Assets Available for Plan Benefits
                      As of July 31, 1998 and 1997


                                                          1998        1997

Assets:
Investments:
  Homeland Holding Corporation Common Stock, at fair
   value (114,087 shares)                              $ 741,565   $    -
  Interest-bearing cash                                      220        -

Receivables:
  Employer contributions                                   1,556     467,827
  Employees' contributions                                 4,672        -


Net assets available for plan benefits                 $ 748,013   $ 467,827



The accompanying notes are an integral part of these financial statements.


                                    2


Homeland Stores, Inc. Employee Stock Bonus Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended July 31, 1998 and 1997



                                                       1998          1997


Additions:
 Investment income:
   Net depreciation in fair value of investments   $ (184,916)   $     -

 Contributions:
   Employer required contributions                    464,200       467,827
   Employer matching contributions                     18,965          -
   Employees' contributions                            56,952          -

              Total additions                         355,201       467,827

Deductions:
 Distributions to participants                         75,015          -

Net increase                                          280,186       467,827

Net assets available for plan benefits:
 Beginning of year                                    467,827          -

 End of year                                       $  748,013    $  467,827


The accompanying notes are an integral part of these financial statements.


                                    3


Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements

1.   Description of the Plan

     General

     Homeland Stores, Inc. (the "Company") established the Homeland Stores,
     Inc. Employee Stock Bonus Plan (the "Plan") effective as of August 2, 1996 ("Effective Date"). The Plan, which is maintained pursuant to collective bargaining agreements entered into in August 1996, provides for employees covered under the collective bargaining agreements an opportunity to participate in the growth of the Company through ownership of common stock of Homeland Holding Corporation (the "Common Stock"). The Plan is a defined contribution plan and contributions made are held in each participant's account in a trust. The benefit that a participant receives depends on the amount of contribution made by each participant and the Company and the performance of the Common Stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     There are four ways that contributions may be made to the Plan by the participant and/or the Company. They are:

          (1)  Required Company Contributions:

               The Company is required to make a contribution to the Plan of 58,025 shares of Common Stock as soon as practical after the Effective Date and in each of the next two Plan years. Participants employed on a full-time basis for the entire Plan year receive a per capita allocation of shares. Part-time participants employed on a continuous basis since February 1 of the respective Plan year and full-time participants employed on a continuous basis since February 1, but after the beginning of the respective Plan year, will receive one-half of the allocation received by full-time employees employed the entire Plan year.

          (2)  Participant and Company Matching Contributions:

               Beginning on the first anniversary of the Effective Date and for three years thereafter, participants may make pre-tax contributions, subject to certain tax law limitations, in an amount equal to their ratable share of the equivalent of the fair value of 43,519 shares of Common Stock each year. The Company will match 33 1/3% of each participant's pre-tax contribution in the form of Common Stock. The matching contributions are credited to each participant's account at the end of each month. All employees covered by the collective bargaining agreements are eligible to make participant


                                    4

Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements

1.   Description of the Plan, continued

Contributions, continued

          (2)  Participant and Company Matching Contributions:, continued

               contributions beginning February 1 and August 1 of each Plan year subsequent to the participant's initial employment date as a union employee.

          (3)  Contingent Company Contributions:

               If the Company's earnings before the deductions of interest, taxes, depreciation and amortization ("EBITDA") exceeds $25.0 million in the first year ending on the anniversary of the collective bargaining agreements, $27.5 million the second year ending on the anniversary of the collective bargaining agreements, and $30.25 million in the third year ending on the anniversary of the collective bargaining agreements, then the Company shall make additional contributions to the Plan of 58,025 shares of Common Stock in each of those years in which the targets are achieved. The allocation of these shares is the same as described above for Required Company Contributions.

          (4)  Discretionary Company Contributions:

               The Company, at its sole discretion, may make additional contributions of cash or Common Stock whenever it desires. The allocation of such contributions is the same as described above for Required Company Contributions.

Vesting

Each participant's account, including participant and allocated Company contributions, is always 100% vested and non-forfeitable, including the earnings thereon.

Distribution of Benefits

No distribution from the Plan will be made until a participant retires, dies (in which case payment shall be made to the participant's beneficiary), or otherwise terminates employment with the Company, or upon termination of the Plan, except that distribution of the participant's account shall commence in any event no later than April 1 following the end of the calendar year in which the participant reaches 70 1/2, regardless of whether the participant is employed on such date. Distributions are made in lump-sum payments or installment payments made over a period of two years, unless the participant is at least age 70 1/2, in which case the participant may elect installment payments over their life expectancy.



                                    5



Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements

1.   Description of the Plan, continued

     Distribution of Benefits, continued

     Distributions are made in cash or, if the participant elects, in the form of Common Stock plus cash for any fractional shares.

     Voting Rights

     Each participant is entitled to exercise voting rights with respect to the Common Stock allocated to his or her account.

     Plan termination

     Although the Company has not expressed any intent to do so, the Company reserves the right, through its board of directors, to terminate the Plan at any time. Upon termination of the Plan, the account of each participant will be distributed as prescribed by the Plan. If the Company is sold or merged into another company within the first three years of the Plan, the Company shall contribute additional Common Stock at that time such that the Company's total contribution of shares will be 522,222 shares of Common Stock, plus any Discretionary Company Contributions.

     Administration of the Plan

     Certain administrative duties are performed by officers or employees of the Company and none of the officers or employees receive compensation from the Plan. The custodial bank agent processes distribution payments. All administrative fees incurred during the Plan year were paid by the Company.

2.   Summary of Significant Accounting Policies

     Valuation of Investments

     The Common Stock is valued at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

     Net Appreciation (Depreciation) in Investments

     The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


                                    6


Homeland Stores, Inc. Employee Stock Bonus Plan
Notes to Financial Statements

2.   Summary of Significant Accounting Policies, continued

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for investment of assets in the Common Stock. As such, those assets are exposed to various market risks. Due to the level of uncertainty related to changes in the value of the Common Stock, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     The fair value of the Common Stock was $6.50 per share and $2.875 per share at July 31, 1998 and April 9,1999, respectively.

     Tax Status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated as of April 1, 1998, that the Plan, as amended, is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the IRS Code.

3.   Employer Contributions

     The Company did not achieve the EBITDA targets for the 1998 and 1997 Plan years pursuant to the Contingent Company Contributions component of the Plan and no Discretionary Company Contributions were made for the Plan years ended July 31, 1998 and 1997.

     As of the end of the 1997 Plan year, the Company had not established the trust account to maintain the Common Stock to be held by the Plan. Accordingly, the Required Company Contribution for the 1997 Plan year has been reported as an employer contribution receivable in the statement of net assets available for plan benefits. The receivable is valued based on the required number of shares to be contributed at the fair value of the Common Stock, as determined by the quoted market price on July 31, 1997.


                                    7


Homeland Stores, Inc. Employee Stock Bonus Plan
Schedule I
Item 27a-Schedule of Assets Held for Investment Purposes
December 31, 1998


  Identity of Issue and                        Number                 Current
  Description of Investment                   of Shares      Cost      Value

  Homeland Holding Corporation Common Stock    114,087    $   *     $  741,565


* Bank of Oklahoma was unable to provide this information



                                    8



Homeland Stores, Inc. Employee Stock Bonus Plan
Schedule II
Item 27d-Schedule of Reportable Transactions
For the year ended December 31, 1998





                                                                                                  Current Value
                                                                 Total        Total               of Assets on
                                      Number of     Number of   Purchase     Selling     Cost of   Transaction   Net Gain
Identity of Party Involved            Purchases      Sales       Price        Price       Asset      Date        or (Loss)

Series of 5 Percent Transactions
American Performance                         7          -       $ 52,644     $   -      $ 52,644   $ 52,644         -
  Cash Management Fund                    -               9         -          52,442     52,442     52,442         -




                                    9



                   CONSENT OF INDEPENDENT ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52267) of Homeland Holding Corporation of our report dated April 9, 1999 relating to the financial statements, which appears in this Form 11-K.




                                       PRICEWATERHOUSECOOPERS LLP


Oklahoma City, Oklahoma
May 17, 1999